UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 28, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated July 28, 2011 entitled “NXP Semiconductors Reports Second Quarter 2011 Results”.

Exhibits

1.	press release dated July 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 28th day of July 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors Reports Second Quarter 2011 Results

Q2 2011

GAAP Gross margin	46.7%
GAAP Operating margin	11.9%
GAAP Earnings per share	$0.33

Non-GAAP Gross margin	47.8%
Non-GAAP Operating margin	20.4%
Non-GAAP Earnings per share	$0.51

•	Trailing twelve month adjusted EBITDA $1,164 million

•	Net debt reduced $383 million year-on-year to $3,847 million

•	Standard and Poor’s raises corporate credit rating to “B+” from “B-”

Eindhoven, The Netherlands, July 28, 2011 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the second quarter 2011, ended July 3, 2011, and provided guidance for the third quarter 2011.

Second Quarter 2011 GAAP Results

Product Revenue from continuing operations was $1,025 million, an increase of 10.7 percent from the $926 million reported in the second quarter of 2010, and an increase of 4.7 percent from the $979 million reported in the first quarter of 2011. Product Revenue is the combination of revenue from the HPMS and Standard Products segments. Total revenue from continuing operations was $1,121 million, an increase of 0.2 percent from the $1,119 million reported in second quarter of 2010 and an increase of 3.6 percent from the $1,082 million reported in the first quarter of 2011.

Revenue attributable to the combination of the Manufacturing Operations and Corporate and Other segments was $96 million, a 50.3 percent decrease from the $193 million reported in the second quarter of 2010, and a 6.8 percent decrease from the $103 million reported in the first quarter of 2011. The anticipated decline was primarily due to lower revenue in the Manufacturing Operations segment, as contractual obligations to provide manufacturing services for previously divested businesses continue to expire. Included in the total revenue for the second quarter of 2010 was $28 million related to the divested NuTune business.

Gross profit from continuing operations for the second quarter of 2011 was $523 million, or 46.7 percent of revenue, as compared to $446 million, or 39.9 percent of revenue reported in the second quarter of 2010. This compares to the $506 million, or 46.8 percent of revenue reported in the first quarter 2011.

Operating income from continuing operations for the second quarter of 2011 was $133 million, or 11.9 percent of revenue, as compared to an operating income of $76 million reported in the second quarter of 2010, or 6.8 percent of revenue. This compares to an operating income of $108 million, or 10.0 percent of revenue as reported in the first quarter of 2011.

Net income for the second quarter of 2011 was $84 million or $0.33 per share (diluted). This compares to a net loss of $362 million, or a loss of $1.68 per share reported in the second quarter of 2010, and net income of $187 million or $0.73 per share (diluted) reported in the first quarter of 2011. During the second quarter of 2011 net income was impacted as compared to the first quarter of 2011 due to currency fluctuations on the company’s U.S. dollar-denominated debt.

All current and all prior period financial figures have been restated to reflect the previously announced divesture of NXP’s Sound Solutions business. The historical results of the Sound Solutions business are treated as a discontinued operation in NXP’s financial statements.

Second Quarter 2011 non-GAAP Results

Non-GAAP gross profit from continuing operations was $536 million, or 47.8 percent of revenue, an increase from the $456 million, or 40.8 percent of revenue reported in the second quarter of 2010. This compares to $517 million, or 47.8 percent of revenue reported in the first quarter of 2011.

Non-GAAP operating income from continuing operations was $229 million, or 20.4 percent of revenue, an increase from the $165 million, or 14.7 percent of revenue, reported in the second quarter of 2010. This compares to the non-GAAP operating income of $223 million, or 20.6 percent of revenue reported in the first quarter of 2011.

Non-GAAP net income was $130 million, or $0.51 per share (diluted). This compares to non-GAAP net income of $74 million, or $0.34 per share (diluted) reported in the second quarter of 2010, and a net income of $117 million or $0.46 per share (diluted) reported in the first quarter of 2011.

“NXP delivered revenue growth during the second quarter at the high end of our original guidance with all of our business lines delivering sequential revenue growth,” said Richard Clemmer, NXP Chief Executive Officer. “Our quarterly performance marks the ninth consecutive quarter of sequential product revenue growth, a demonstration of the continued customer adoption of our overall product portfolio. As an example of customer recognition, NXP was recently awarded the “Bosch Supplier Award” from the Bosch Group, the automotive industries largest electronics supplier. The award was due to demonstrated excellence in the areas of manufacturing quality, technology and continuous improvement in product supply. We are very proud of the recognition bestowed on NXP.

“Our overall profitability remained flat during the quarter as non-GAAP gross margin was nearly 48 percent, a 700 basis point improvement versus the year ago period. We once again delivered improved operating profit during the quarter, as non-GAAP operating margin was just over 20 percent, a 570 basis point improvement versus the year ago period and in-line with our original guidance. However, within our HPMS segment, we experienced a moderation in gross margin expansion due to product mix within certain business lines combined with increased input costs.

“On July 4, 2011, we successfully closed the sale of our Sound Solutions business and received $855 million in gross proceeds. The closure of this transaction enables NXP to continue to focus on its core semiconductor business and to accelerate the process of de-leveraging our balance sheet. We have already applied a portion of the proceeds toward debt repayment.

“Within our High Performance Mixed Signal (HPMS) segment, revenue increased 5 percent sequentially, at the high end of our prior expectations. Growth was driven by strong demand within our Wireless Infrastructure, Industrial and Lighting business with high-performance RF power amplifiers, 32-bit ARM-based MCUs and lighting products all showing strong sequential growth. Additionally, as previously anticipated we experienced a seasonal rebound in our Automotive business and continued strength in our Identification business,” said Clemmer.

Additional Information

•

Annualized cost savings for the Redesign Program were $17 million in the second quarter of 2011, bringing the cumulative total since inception of the program to $831 million. NXP continues to estimate that the total annualized program savings since inception in September 2008 through its expected completion at the end of 2011 to be between $900 to 950 million.

•

Cash paid out for the Redesign Program was $15 million in the second quarter of 2011, bringing the cumulative total since the beginning of the program to $712 million. NXP continues to estimate that total program costs since inception in 2008 through its expected completion at the end of 2011 will be no greater than $725 million.

•	Net cash interest paid was $80 million during the second quarter of 2011.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported second quarter 2011 operating income of $33 million, EBITDA of $44 million and had an ending cash balance of $196 million.

•	Utilization in NXP wafer fabs averaged 94 percent in the second quarter 2011 compared to 96 percent in the year ago period and 97 percent in the prior quarter.

•

During the second quarter of 2011 NXP’s total debt balance increased by $73 million due to a combination of currency fluctuations which impact the company’s Euro-based long-term debt and by the issuance of a new term loan, due in 2017 for $500 million and the drawdown under the Revolving Credit Facility for $200 million which were partly offset by debt retirement of $664 million.

•

On July 5, 2011 NXP announced the completion of its agreement with Dover Corporation (NYSE: DOV) whereby Dover’s Knowles Electronics business has acquired NXP’s Sound Solutions business, initially announced on December 22, 2010. Under the terms of the agreement, Knowles has acquired NXP’s Sound Solutions business for $855 million in cash.

•	On July 7, 2011 Standard & Poor’s raised NXP’s corporate credit rating to “B+” from “B-” and removed all ratings from Credit Watch.

Guidance for the Third Quarter 2011:

•

Product Revenue for the third quarter of 2011 is anticipated to be in a range of down 5 percent to up 1 percent sequentially as compared to the second quarter of 2011. Product Revenue is the combination of revenue from the HPMS and Standard Products segments.

•	The combination of revenue from Manufacturing Operations and Corporate and Other segments is anticipated to be approximately $96 million.

•	Non-GAAP operating profit from continuing operations is expected to be in a range of $210 million to $232 million.

•	Interest expense is anticipated to be approximately $72 million.

•	Cash income tax is anticipated to be approximately $5 million.

•	Income attributable to non-controlling interests is anticipated to approximately $12 million.

•	Average diluted share count is anticipated to be approximately 257 million shares.

•	Non-GAAP EPS is anticipated to be in a range of $0.47 to $0.56 per share.

Discussion of GAAP to non-GAAP Reconciliations

NXP provides financial information on both a U.S. generally accepted accounting principles (GAAP) and non-GAAP basis. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in this release.

Non-GAAP information should not be considered a substitute for any information derived or calculated in accordance with GAAP. NXP provides this information as an additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses it in its analysis of NXP’s operating performance, historical results and projections of NXP’s future operating results.

The non-GAAP measures used herein are not intended to be measures of financial performance or condition, liquidity or profitability in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income, or any other performance measures determined in accordance with GAAP.

Certain information referred to in this release, including “non-GAAP gross margin”, “non-GAAP operating margin”, “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA - last 12 months”, have not been derived in accordance with GAAP and can vary from other participants in the semiconductor industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of NXP’s financial results as reported under GAAP. In this release the use of the terms:

•

“Non-GAAP gross profit”, “non-GAAP gross margin”, “non-GAAP operating margin”, “non-GAAP operating income” and “non-GAAP net income” are all non-GAAP financial measure that reflect the underlying operating and profit structure of NXP operations net of purchase price accounting (“PPA”), restructuring, other incidental items and the impact of other non-cash adjustments.

•

“EBITDA”, “Adjusted EBITDA” and “ Trailing 12 month adjusted EBITDA”, are not intended to be a measure of free cash flow for management’s discretionary use, as these metrics do not consider certain cash requirements such as interest payments, tax payments, debt service requirements and replacement of fixed assets.

•

“PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The PPA effect in research and development expenses represents the write-off of in-process R&D. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

•

“Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another), and gains and losses resulting from our divestment activities. NXP presents other incidental items in its analysis of results of operations because these costs, gains and losses, have affected the comparability of the company’s results over the years.

•	“Net debt” refers to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Conference Call and Webcast Information

NXP will host a conference call on July 28, 2011 at 4:45 p.m. U.S. Eastern Time (10:45 p.m. Central European Time) to discuss its second quarter 2011 results and provide an outlook for the third quarter of 2011. To listen to the webcast, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Condensed consolidated statements of operations (unaudited)

Table 1

($ in millions except share data)	Q2 2010	Q1 2011	Q2 2011

Revenue	1,119	1,082	1,121
Cost of revenue	(673)	(576)	(598)

Gross profit	446	506	523

Research and development expenses	(133)	(154)	(165)
Selling expenses	(64)	(65)	(73)
General and administrative expenses	(173)	(169)	(156)

Total operating expenses	(370)	(388)	(394)

Other income (expense)	—	(10)	4

Operating income (loss)	76	108	133

Financial income (expense):
Interest income (expense) - net	(78)	(81)	(79)
Foreign exchange gain (loss) on debt	(330)	190	85
Gain (loss) on extinguishment of long term debt	—	—	(14)
Other financial expense	(5)	(8)	(11)

Income (loss) before taxes	(337)	209	114

Provision for income taxes	3	1	—

Income (loss) after taxes	(334)	210	114

Results relating to equity-accounted investees	(29)	(22)	(15)

Income (loss) from continuing operations	(363)	188	99
Income (loss) on discontinued operations, net of tax	13	13	(2)

Net income (loss)	(350)	201	97
Net (income) loss attributable to non-controlling interests	(12)	(14)	(13)

Net income (loss) attributable to stockholders	(362)	187	84

Earnings per share data: 1)
Net income (loss) attributable to stockholders per common share in $:
Basic earnings per common share in $
Income (loss) from continuing operations	(1.74)	0.70	0.35
Income (loss) from discontinued operations	0.06	0.05	(0.01)
Net income (loss)	(1.68)	0.75	0.34
Diluted earnings per common share in $
Income (loss) from continuing operations	(1.74)	0.68	0.34
Income (loss) from discontinued operations	0.06	0.05	(0.01)
Net income (loss)	(1.68)	0.73	0.33

Weighted average number of shares of common stock used in computing per share amounts (in thousands):
- Basic	215,252	250,402	249,957
- Diluted	215,252	256,589	256,273

1)	As adjusted for the impact of the 1:20 reverse stock split.

NXP Semiconductors

Condensed consolidated balance sheets (unaudited)

Table 2

($ in millions unless otherwise stated)	July 4, 2010	April 3, 2011	July 3, 2011

Current assets:
Cash and cash equivalents	826	879	859
Receivables:
Accounts receivable – net	463	431	424
Other receivables	62	32	46

Total receivables	525	463	470
Assets held for sale	47	45	45
Current assets of discontinued operations	101	102	92
Inventories	451	537	571
Other current assets	159	129	122

Total current assets	2,109	2,155	2,159

Non-current assets:
Investments in equity-accounted investees	166	110	95
Other non-current financial assets	36	19	19
Non-current assets of discontinued operations	258	290	302
Other non-current assets	159	156	173
Property, plant and equipment	1,163	1,148	1,156
Intangible assets excluding goodwill	1,536	1,466	1,426
Goodwill	2,129	2,409	2,468

Total non-current assets	5,447	5,598	5,639

Total assets	7,556	7,753	7,798

Current liabilities:
Accounts payable	591	539	561
Liabilities held for sale	26	21	21
Current liabilities of discontinued operations	71	59	36
Accrued liabilities	520	445	404
Short-term provisions	185	67	71
Other current liabilities	39	115	101
Short-term debt	609	435	641

Total current liabilities	2,041	1,681	1,835

Non-current liabilities:
Long-term debt	4,447	4,198	4,065
Long-term provisions	355	370	366
Non-current liabilities of discontinued operations	25	22	21
Other non-current liabilities	111	105	100

Total non-current liabilities	4,938	4,695	4,552

Non-controlling interests	219	246	193
Stockholder’s equity	358	1,131	1,218

Total equity	577	1,377	1,411

Total liabilities and equity	7,556	7,753	7,798

NXP Semiconductors

Condensed consolidated statements of cash flows (unaudited)

Table 3

($ in millions unless otherwise stated)	Q2 2010	Q1 2011	Q2 2011
Cash Flows from operating activities
Net income (loss)	(350)	201	97
(Income) loss from discontinued operations, net of tax	(13)	(13)	2
Adjustments to reconcile net income (loss) to net cash provided (used for):
Depreciation and amortization	160	145	143
Net (gain) loss on sale of assets	1	15	(2)
(Gain) loss on extinguishment of debt	—	—	14
Results relating to equity accounted investees	28	22	15
Dividends paid to non-controlling interests	—	—	(67)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(17)	(16)	16
(Increase) decrease in inventories	2	(10)	(30)
Increase (decrease) in trade payables	65	(66)	17
(Increase) decrease in other receivables	9	(13)	1
Increase (decrease) in other payables	(150)	(15)	(108)
Increase (decrease) in provisions	(1)	(98)	(5)
Changes in deferred taxes	(30)	17	(5)
Exchange differences	363	(190)	(85)
Other items	8	18	11

Net cash provided by (used for) operating activities	75	(3)	14

Cash flows from investing activities:
Purchase of intangible assets	(1)	(2)	(2)
Capital expenditures on property, plant and equipment	(71)	(64)	(71)
Proceeds from disposals of property, plant and equipment	24	11	2
Purchase of other non-current financial assets	—	—	(1)
Proceeds from the sale of other non-current financial assets	—	1	1

Net cash (used for) provided by investing activities	(48)	(54)	(71)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(2)	10	2
Amounts drawn under the revolving credit facility	—	—	200
Repurchase of long-term debt	(1)	—	(678)
Principal payments on long-term debt	—	(2)	(1)
Net proceeds from the issuance of long-term debt	—	—	496
Cash proceeds from exercise of stock options	—	—	9

Net cash provided by (used for) financing activities	(3)	8	28

Net cash provided by (used for) continuing operations	24	(49)	(29)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	6	16	4
Net cash provided by (used for) investing activities	(5)	(10)	(10)
Net cash provided by (used for) financing activities	—	—	(2)

Net cash provided by (used for) discontinued operations	1	6	(8)

Net cash provided by (used for) continuing and discontinued operations	25	(43)	(37)
Effect of changes in exchange rates on cash positions	(53)	30	9

Increase (decrease) in cash and cash equivalents	(28)	(13)	(28)
Cash and cash equivalents at beginning of period	870	908	895

Cash and cash equivalents at end of period	842	895	867
Less: cash and cash equivalents at end of period-discontinued operations	16	16	8

Cash and cash equivalents at end of period-continuing operations	826	879	859

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

NXP Semiconductors

Segment Results

Segment Revenue

Table 4

($ in millions)	Q2 2010	Q1 2011	Q2 2011

High Performance Mixed Signal	719	742	779
Standard Products	207	237	246

Product Revenue	926	979	1,025

Manufacturing Operations	154	92	83
Corporate and Other	39	11	13

Total NXP revenue	1,119	1,082	1,121

High Performance Mixed Signal Segment Results

Table 5

($ in millions, unless otherwise stated)	Q2 2010	Q1 2011	Q2 2011

Revenue	719	742	779
% of Product Revenue	77.6%	75.8%	76.0%

GAAP gross profit	379	422	433
% of revenue	52.7%	56.9%	55.6%
Non-GAAP gross profit	378	423	433
% of revenue	52.6%	57.0%	55.6%

Operating income (loss)	97	121	112
% of revenue	13.5%	16.3%	14.4%
Non-GAAP operating income	150	175	166
% of revenue	20.9%	23.6%	21.3%

Standard Products Segment Results

Table 6

($ in millions, unless otherwise stated)	Q2 2010	Q1 2011	Q2 2011

Revenue	207	237	246
% of Product Revenue	22.4%	24.2%	24.0%

GAAP gross profit	63	87	92
% of revenue	30.4%	36.7%	37.4%
Non-GAAP gross profit	64	87	93
% of revenue	30.9%	36.7%	37.8%

Operating income (loss)	12	35	47
% of revenue	5.8%	14.8%	19.1%
Non-GAAP operating income (loss)	29	49	63
% of revenue	14.0%	20.7%	25.6%

NXP Semiconductors

Segments Reconciliation

Q2 2011

Table 7

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	433	—	—	—	433
Standard Products	92	—	(1)	—	93
Manufacturing Operations	(15)	(3)	(3)	(6)	(3)
Corporate and Other	13	—	—	—	13

Total NXP	523	(3)	(4)	(6)	536

Operating income (loss)
HPMS	112	(50)	(3)	(1)	166
Standard Products	47	(15)	(1)	—	63
Manufacturing Operations	(18)	(7)	(3)	(7)	(1)
Corporate and Other	(8)	—	(1)	(8)	1

Total NXP	133	(72)	(8)	(16)	229

Q1 2011

Table 8

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	422	(1)	—	—	423
Standard Products	87	—	—	—	87
Manufacturing Operations	(14)	(2)	(6)	(2)	(4)
Corporate and Other	11	—	—	—	11

Total NXP	506	(3)	(6)	(2)	517

Operating income (loss)
HPMS	121	(52)	(1)	(1)	175
Standard Products	35	(14)	—	—	49
Manufacturing Operations	(16)	(7)	(6)	(1)	(2)
Corporate and Other	(32)	—	(9)	(24)	1

Total NXP	108	(73)	(16)	(26)	223

Q2 2010

Table 9

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	379	(1)	2	—	378
Standard Products	63	—	(1)	—	64
Manufacturing Operations	(6)	(2)	(3)	(5)	4
Corporate and Other	10	—	—	—	10

Total NXP	446	(3)	(2)	(5)	456

Operating income (loss)
HPMS	97	(58)	5	—	150
Standard Products	12	(16)	(1)	—	29
Manufacturing Operations	(13)	(7)	(2)	(4)	—
Corporate and Other	(20)	—	8	(14)	(14)

Total NXP	76	(81)	10	(18)	165

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q2 2011

Table 10

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	1,121	—	—	—	—		1,121

Gross profit	523	(3)	(4)	(6)	—		536
% of revenue	46.7%						47.8%

Research and development	(165)	—	(3)	(2)	—		(160)
Selling	(73)	—	—	—	—		(73)
General and administrative	(156)	(69)	(1)	(8)	—		(78)

Total operating expense	(394)	(69)	(4)	(10)	—		(311)

Other income (expense)	4	—	—	—	—		4

Operating income (loss)	133	(72)	(8)	(16)	—		229
% of revenue	11.9%						20.4%

Interest income (expense) net	(79)						(79)

Provisions for income taxes	—						(7	)1)

Income (loss) from continuing operations	99	(72)	(8)	(16)	52	2)	143

Income (loss) on discontinued operations, net of tax	(2)				(2)		—

Net (income) loss attributable to non-controlling interests	(13)						(13)

Net income (loss) attributable to stockholders	84	(72)	(8)	(16)	50		130	3)

Weighted average diluted shares outstanding (in thousands):	256,273						256,273

Diluted earnings (loss) per common share attributable to stockholders	0.33						0.51

1)	Cash income taxes
2)

Includes: Foreign exchange gain on debt: $85 million; Loss on extinguishment of long-term debt: $(14) million; Other financial expense: $(11) million; Results relating to equity-accounted investees: $(15) million; and difference between book and cash income taxes: $7 million.

3)	Includes stock-based compensation expense of $4 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q1 2011

Table 11

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	1,082	—	—	—	—		1,082

Gross profit	506	(3)	(6)	(2)	—		517
% of revenue	46.8%						47.8%

Research and development	(154)	—	—	—	—		(154)
Selling	(65)	—	—	—	—		(65)
General and administrative	(169)	(70)	(10)	(6)	—		(83)

Total operating expense	(388)	(70)	(10)	(6)	—		(302)

Other income (expense)	(10)	—	—	(18)	—		8

Operating income (loss)	108	(73)	(16)	(26)	—		223
% of revenue	10.0%						20.6%

Interest income (expense) net	(81)						(81)

Provisions for income taxes	1						(11	)1)

Income (loss) from continuing operations	188	(73)	(16)	(26)	172	2)	131

Income (loss) on discontinued operations, net of tax	13				13		—

Net (income) loss attributable to non-controlling interests	(14)						(14)

Net income (loss) attributable to stockholders	187	(73)	(16)	(26)	185		117	3)

Weighted average diluted shares outstanding (in thousands):	256,589						256,589

Diluted earnings (loss) per common share attributable to stockholders	0.73						0.46

1)	Cash income taxes
2)

Includes: Foreign exchange gain on debt: $190 million; Other financial expense: $(8) million; Results relating to equity-accounted investees: $(22) million; and difference between book and cash income taxes: $12 million.

3)	Includes stock-based compensation expense of $6 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q2 2010

Table 12

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	1,119	—	—	—	—		1,119

Gross profit	446	(3)	(2)	(5)	—		456
% of revenue	39.9%						40.8%

Research and development	(133)	—	2	1	—		(136)
Selling	(64)	—	—	—	—		(64)
General and administrative	(173)	(78)	10	(11)	—		(94)

Total operating expense	(370)	(78)	12	(10)	—		(294)

Other income (expense)	—	—	—	(3)	—		3

Operating income (loss)	76	(81)	10	(18)	—		165
% of revenue	6.8%						14.7%

Interest income (expense) net	(78)						(78)

Provisions for income taxes	3						(1	)1)

Income (loss) from continuing operations	(363)	(81)	10	(18)	(360	)2)	86

Income (loss) on discontinued operations, net of tax	13				13		—

Net (income) loss attributable to non-controlling interests	(12)						(12)

Net income (loss) attributable to stockholders	(362)	(81)	10	(18)	(347)		74	3)

Weighted average diluted shares outstanding (in thousands):	215,252						216,435

Diluted earnings (loss) per common share attributable to stockholders	(1.68)						0.34

1)	Cash income taxes
2)

Includes: Foreign exchange loss on debt: $(330) million; Other financial expense: $(5) million; Results relating to equity-accounted investees: $(29) million; and difference between book and cash income taxes: $4 million.

3)	Includes stock-based compensation expense of $7 million.

NXP Semiconductors

Adjusted EBITDA

Table 13

($ in millions)	Q2 2010	Q1 2011	Q2 2011

Net Income	(350)	201	97
Income (loss) on discontinued operations	13	13	(2)

Income (loss) on continuing operations	(363)	188	99

Reconciling items to EBITDA:
Financial income/expense	413	(101)	19
Provision for income taxes	(3)	(1)	—
Depreciation	77	72	72
Amortization	83	73	71

EBITDA	207	231	261

Results of equity-accounted investees	29	22	15
Restructuring1)	(11)	16	7
Other incidental items1)	18	26	16

Adjusted EBITDA	243	295	299
Adjusted EBITDA - last 12 months	720	1,108	1,164

1) Excluding depreciation property, plant and equipment related to:
Restructuring	1	—	1
other incidental items	—	—	—

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 474 5111

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31 40 27 25202